Amendment No. 1 to By-Laws

                             FEDERATED MASTER TRUST

                          Effective February 17, 1984



                                   ARTICLE I

                          Officers and Their Election

     Section 2. Election of Officers. The President, Vice President(s), Treasurer and Secretary shall be chosen annually by the Trustees. The Chairman of the Trustees shall be chosen annually by and from the Trustees.

                                  ARTICLE III

            Powers and Duties of the Executive and Other Committees

     Section 1. Executive and Other Committees. The Trustees may elect from their own number an executive committee to consist of not less than two members. The executive committee shall be elected by a resolution passed by a vote of at least a majority of the Trustees then in office. The Trustees may also elect from their own number other committees from time to time, the number composing such committees and the powers conferred upon the same to be determined by vote